Exhibit 1

For Immediate Release	7 July 2015

WPP PLC (“WPP”)

Commarco acquires majority interest in public relations agency Nicole Weber Communications in Germany

WPP announces that Commarco GmbH, the leading German-based marketing services network which is part of WPP, has acquired a majority interest in Nicole Weber Communications GmbH (“NWC”), a German full service public relations agency.

NWC focuses on lifestyle industries including fashion and beauty, consumer electronics and automotive. Clients include Opel, ASOS and Olympus.

Founded by Nicole Weber in 1996, NWC is based in Hamburg and employs approximately 30 people.

NWC’s unaudited revenues for the year ended 31 December 2014 were approximately Euro 2.4 million, with gross assets at the same date of approximately Euro 1.1 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors. Collectively, WPP companies in Germany generate revenues of approximately US$1.4 billion and employ around 7,000 people (including associates). On this basis, Germany is WPP’s fourth largest market, after the US, the UK and China.

ENDS

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Chris Wade, WPP